Exhibit 99.1

4 July 2003

Autonomy Corporation plc

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Purchase of own shares

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Autonomy Corporation plc today announces that on 3 July 2003 it purchased for cancellation 54,377 Ordinary Shares of 1/3p each at an average price of 183.9p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

24 July 2003

Autonomy Corporation plc

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Purchase of own shares

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Autonomy Corporation plc today announces that on 23 July 2003 it purchased for cancellation 32,136 Ordinary Shares of 1/3p each at an average price of 78.6224p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com